Exhibit 99.16

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Glass House Brands Inc. (“Glass House” or the “Corporation”)

3645 Long Beach Boulevard

Long Beach, California 90807

Item 2	Date of Material Change

June 29, 2021

Item 3	News Release

A press release describing the material change was disseminated by the Corporation on June 29, 2021 through GlobeNewswire and can be found on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

Glass House, formerly known as Mercer Park Brand Acquisition Corp., is pleased to announce that it has completed its qualifying transaction (the “Transaction”), consisting of a merger with GH Group, Inc. (“GH Group”) pursuant to an agreement and plan of merger among the Corporation, MPB Acquisition Corp. (“MPB Acquisition Corp.”), MPB Mergersub Corp., GH Group, the sellers listed on the signature page thereto, Kyle Kazan, as sellers’ representative, and certain founders of GH Group, dated April 8, 2021 (as amended, the “Merger Agreement”), with the result that Glass House is now a vertically-integrated cannabis company with operations in the United States, State of California, focused on recreational and wellness applications.

GH Group, now a wholly-owned subsidiary of MPB Acquisition Corp., also has in place agreements to (i) merge with Element 7, LLC (“Element 7”) which holds the rights to up to 17 additional dispensaries in California that are currently in the license application process (depending on, among other things, how many are able to be licensed), and (ii) purchase an approximately 5.5 million sq. ft. greenhouse complex in southern California (the “SoCal Greenhouse”) that is currently used to grow tomatoes and cucumbers and that is being entitled and repurposed to grow cannabis; each such additional transaction is subject to customary closing conditions, including applicable regulatory approvals.

Aggregate consideration for the merger with GH Group payable by the Corporation was US$325 million in equity, subject to certain debt, working capital, cash-on-hand and other assets-on-hand adjustments, comprised of exchangeable shares of MPB Acquisition Corp. (“Exchangeable Shares”), issued to the shareholders of GH Group, which are exchangeable at the option of such holders on a one-for-one basis for Subordinate, Restricted or Limited Voting shares of the Corporation (collectively, the “Equity Shares”), subject to certain contractual lock-up restrictions in certain cases, and which are designed to be economically equivalent (without taking into account tax consequences) to the Equity Shares.

The Corporation has also completed a private placement (the “Private Placement Shares”) of approximately $77.5 million of non-voting shares of Mercer Park Brand Pipe Inc., a wholly-owned subsidiary of the Corporation, at a price of US$10.00 per share (the “Private Placement”). In connection with the closing of the Transaction, the Private Placement Shares were exchanged on a one-for-one basis for Equity Shares. The Private Placement is currently in the process of being upsized.

The Corporation intends to continue to seek opportunities to broaden its existing footprint in California and elsewhere with potential for branding and other synergies, while maintaining a focus on vertical integration. Such acquisitions may be directly “plant-touching” or may be in related businesses whose inclusion within the Corporation’s portfolio would be accretive to future growth prospects.

Item 5	Full Description of Material Change

5.1            Full Description of Material Change

Glass House (formerly Mercer Park Brand Acquisition Corp., a special purpose acquisition corporation, or SPAC, that listed on the Neo Exchange Inc. (“NEO Exchange”) in Canada on May 13, 2019), announced that it has completed its qualifying transaction consisting of a merger with GH Group pursuant to the Merger Agreement. The board of directors of Glass House is led by Kyle Kazan, its Chairman and Chief Executive Officer, and is also comprised of Graham Farrar, Jocelyn Rosenwald, Jamie Mendola, Lameck Humble Lukanga, George Raveling, Hector De Le Torre and Bob Hoban. Glass House co-founders Kyle Kazan and Graham Farrar will continue to serve as Chief Executive Officer and President of the Corporation, respectively.

The Corporation is now a vertically-integrated cannabis company in the United States focused on recreational and wellness applications, with operations in the State of California. The Corporation owns two greenhouse/cultivation facilities, one manufacturing and distribution facility and four dispensaries, in addition to key licenses. Summary information in respect of the Corporation’s assets is set out below:

Key Assets	Description

2 Greenhouse /

The Corporation possesses (i) an aggregate of approximately 550,000 sq. ft. in two operating greenhouse facilities in unincorporated Santa Barbara county that both include associated processing facilities, (ii) a volatile and non-volatile manufacturing and distribution facility in Lompoc, California, and (iii) an additional non-volatile manufacturing facility in Long Beach, California. The Corporation owns three (3) operating retail dispensaries in Santa Barbara, Santa Ana and Berkeley, California and partially owns and manages  a  fourth  located  in  Los  Angeles,  California  that  includes  a specialty indoor cultivation facility. The Corporation is brand-focused with cannabis products including flower, oil and concentrate, tinctures, and vaporizer products. The Corporation’s brands include Forbidden Flowers, Mama Sue and Glass House Farms, which is the second largest cannabis flower brand in California according to data from BDS Analytics.

Cultivation Facilities

1 Manufacturing and
Distribution Facility

4 Dispensaries

Aggregate consideration in respect of the Transaction was US$325 million in equity, subject to debt, working capital, cash-on-hand and certain other assets-on-hand adjustments, comprised of Exchangeable Shares issued to the shareholders of GH Group, which are exchangeable at the option of such holders on a one-for-one basis for Equity Shares, subject to certain contractual lock-up restrictions, and which are designed to be economically equivalent (without taking into account tax consequences) to the Equity Shares.

On June 18, 2021, the Corporation entered into Amendment No. 1 to the Merger Agreement (the “First Amendment”). The First Amendment provided for, among other things, (i) certain modifications to the documentation to be used to allocate amongst the former GH Group shareholders and vested optionholders any adjustments to the consideration paid in respect of the Transaction at the Closing and any earn-out consideration, (ii) to reduce the amount of the SPAC Closing Cash condition from $185 million to $125.8 million, (iii) to remove the $250 million SPAC Closing Cash condition that was for the benefit of the GH Group Class B shareholders, and (iv) remove one of the Employment Agreements that was a condition of close. On June 28, 2021, the Corporation entered into Amendment No. 2 to the Merger Agreement (the “Second Amendment” and together with the First Amendment, the “Merger Agreement Amendments”). The Second Amendment provided for, among other things, (i) a reduction in the amount of the merger consideration to be paid to former shareholders and vested optionholders of GH Group in connection with the Transaction at Closing by the net value of GH Group stock options being assumed, (ii) to revise the list of GH Group sellers receiving multiple voting shares of Glass House, (iii) to reduce the number of GH Group sellers subject to lock-up, and (iv) increase the number of GH Group sellers receiving registration rights. The Merger Agreement Amendments are available under the Corporation’s profile on SEDAR.

In connection with the First Amendment, the Corporation entered into Amendment No. 1 on June 18, 2021 (the “IRA Amendment”) to the previously disclosed Investor Rights Agreement among, inter alia, the Corporation, Mercer Park Brand, L.P. (the “Sponsor”) and the sellers of GH Group. The IRA Amendment provided for, among other things (i) the forfeiture of approximately 1.5 million Equity Shares and 1.5 million Warrants (as defined below) of the Sponsor, (ii) the amount of debt to be used in the closing cash calculation to be fixed at $69.75 million, (iii) a number of the capital based earn-out shares to be calculated using the amount of closing cash as determined immediately following the closing are to be deemed earned by Sponsor, and (iv) the balance of capital based earn-out shares available to Sponsor are to be earned if Glass House closes, within 24 months of the closing of the Transaction, certain debt or equity offerings in the process of being negotiated prior to the closing of the Transaction, or will otherwise be earned in accordance with the formula in the Investor Rights Agreement less the number of capital based earn-out shares deemed earned at such closing. The IRA Amendment is available under the Corporation’s profile on SEDAR.

The Equity Shares and listed warrants of the Corporation (“Warrants”) are expected to begin trading on the NEO Exchange under the symbols “GLAS.A.U” and “GLAS.WT.U”, respectively, on or about July 5, 2021.

In connection with closing of the Transaction, certain founders of the Corporation (“BRND Founders”) and certain founders of GH Group (“GH Group Founders”) entered into a lock-up agreement pursuant to which (i) 50% of the Exchangeable Shares issued to the GH Group Founders are subject to a six (6) month lock-up period and the remaining 50% of the Exchangeable Shares issued to the GH Group Founders are subject to a 12-month lock-up period, and (ii) 50% of the Equity Shares held by the BRND Founders following closing are subject to a six (6) month lock-up period and the remaining 50% of the Equity Shares held by the BRND Founders following closing are subject to a 12-month lock-up period.

The Sponsor (i) transferred an aggregate of 341,914 of its Equity Shares received at closing to certain shareholders pursuant to contractual obligations to do so, and (ii) forfeited 1,513,463 Equity Shares and 1,500,000 Warrants, leaving it with 8,343,374 Equity Shares and 8,419,000 Warrants.

GH Group has in place a series of agreements granting it an option, subject to satisfactory completion of due diligence and other conditions, to purchase the SoCal Greenhouse located in southern California that consists of approximately 125 acres of glass greenhouses and associated support structures. The complex consists of six separate greenhouses, six warehouses, a water filtration building, a building housing multiple energy co-generation generators and a main office, along with associated water tanks, solar arrays and ancillary buildings. The approximately 125-acres of greenhouses use high-tech climate control systems and, while they are currently used to grow tomatoes and cucumbers, are an ideal height for cultivation of premium light deprivation-grown cannabis. While significant capital expenditures will be required to make improvements to the greenhouses for such purposes, such improvements will not require any structures to be replaced. The consideration amount in respect of the purchase for SoCal Greenhouse will be US$100 million in Equity Shares and US$119 million in cash, subject to additional earn-out provisions.

GH Group also has in place a Merger and Exchange Agreement dated as of February 23, 2021 with Element 7 (“Element 7 Merger Agreement”) whereby GH Group has the right, subject to satisfactory completion of due diligence, to acquire up to 17 subsidiary entities of Element 7 which are in the process of applying for state and local retail cannabis licenses in California, by way of a separate merger or equity purchase of each entity (the “Element 7 Licenses Transaction”). A maximum of US$24 million, payable in Equity Shares, is payable by the Corporation in respect of the Element 7 Licenses Transaction.

In addition, pursuant to a License Development Consulting Agreement dated February 23, 2021 by and between Element 7 and GH Group (the “Element 7 Consulting Agreement”), GH Group has appointed Element 7 as a consultant to assist with the obtaining of certain additional permits, licenses and other entitlements in localities within the State of California in addition to those contemplated under the Element 7 Merger Agreement. In consideration of the provision of the services by Element 7 and the rights granted to GH Group under the Element 7 Consulting Agreement, the Corporation is obliged to pay: (i) cash fees in the amount of US$155,000 per month, the total not to exceed US$5,580,000 (which monthly fees have been made to date); (ii) a one (1)-time payment of US$375,000 (which has already been paid); and (iii) for each local permit in a specific jurisdiction for which a local authorization for cannabis activities is going to be filed, a cash fee of US$30,000 (the total amount not to exceed, without written waiver by the Corporation, US$1,800,000).

The Corporation has also completed a private placement of approximately US$77.5 million of Private Placement Shares at a price of US$10.00 per Private Placement Share. Canaccord Genuity Corp. (“Canaccord”), the underwriter in respect of the Corporation’s initial public offering, subscribed for approximately US$4.5 million of Private Placement Shares under the Private Placement, which subscription was funded by Canaccord directing to the Corporation an equal amount from the non-discretionary portion of deferred underwriting fees that was owed by the Corporation to Canaccord in connection with the closing of the Transaction and subsequently assigned by Canaccord to an affiliate. Concurrently with the closing of the Transaction, the Private Placement Shares issued were exchanged for Equity Shares on a one-for-one basis. The funds from the Private Placement are expected to be used to fund the Corporation’s growth strategy, for working capital and for general corporate purposes.

The Corporation intends to continue to seek opportunities to broaden its existing footprint in California and elsewhere with potential for branding and other synergies, while maintaining a focus on vertical integration. Such acquisitions may be directly “plant-touching” or may be in related businesses whose inclusion within the Corporation’s portfolio would be accretive to future growth prospects. The Corporation also intends to remain focused on driving growth through increasing the penetration of its branded products in owned dispensaries, expanding wholesale distribution throughout California, focusing on higher-margin consumer packaged goods product line extensions and improving the efficiency and productivity of both its cultivation and in-store operations.

An aggregate of 11,786,249 Class A Restricted Voting shares of the Corporation (“Class A Restricted Voting Shares”) were redeemed pursuant to their terms in connection with the Transaction.

After the Transaction, Glass House has approximately 54.6 million Equity Shares outstanding, assuming the exchange of all Exchangeable Shares. 28,489,500 Warrants with an exercise price of US$11.50 per share (the “Warrant Exercise Price”) are also outstanding. Approximately 4,896,950 additional Exchangeable Shares underlie certain convertible securities of GH Group that were converted to Class A common shares of GH Group immediately prior to the Transaction. The fully diluted share count of the Corporation as at closing of the Transaction is approximately 83.1 million Equity Shares, before giving effect to any potential future issuances of Equity Shares in respect of (i) debt, working capital, cash-on-hand or other assets-on-hand adjustments under the Merger Agreement, (ii) certain previously disclosed vested and unvested stock options of GH Group assumed by the Corporation, (iii) the equity incentive plan of the Corporation, (iv) the proposed purchase of the SoCal Greenhouse, and (v) the proposed Element 7 Licenses Transaction.

Each Warrant entitles the holder thereof to purchase, for a period of five years commencing as of the date hereof and expiring on June 29, 2026, one Equity Share for the Warrant Exercise Price. Further details on the exercise of Warrants are available on SEDAR.

Forward-Looking Statements

Certain information contained in this report may be forward-looking statements within the meaning of Canadian securities laws. Forward-looking statements are often, but not always identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “intend”, “plan”, “seek”, “will”, “may” and “should” and similar expressions or words suggesting future outcomes. With respect to the forward-looking statements included in this report, the Corporation has made certain assumptions with respect to, among other things, the Transaction, the receipt of necessary approvals for the Transaction, certain anticipated strategic, operational, and competitive advantages and benefits created by Transaction and future opportunities for the Corporation.

Numerous risks and uncertainties relating to the business of Glass House could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, without limitation, risks related to: cannabis is a controlled substance under the United States Federal Controlled Substances Act (the “Substances Act”); any potential future legalization of adult-use and/or medical marijuana under U.S. federal law; enforcement of cannabis laws could change; the market for cannabis could decline due to regulatory changes; the unpredictable nature of the cannabis industry; regulatory scrutiny; the impact of regulatory scrutiny on the ability to raise capital; anti-money laundering laws and regulations; any-reclassification of cannabis or changes in U.S. controlled substances and regulations; risk of civil asset forfeiture; lack of access to U.S. bankruptcy protection; enforceability of contracts; changes in regulation or a failure to comply; general regulatory and licensing risks; limitations on ownership of licenses; and regulatory action and approvals from the U.S. Food and Drug Administration. Furthermore, risks and uncertainties relating to the Transaction could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: the potential failure to close the Element 7 and SoCal Greenhouse transactions; anticipated strategic, operational and competitive benefits may not be realized; events or series of events may cause business interruptions; and the Corporation’s ability to raise additional capital if and as needed.

Risk Factors

Please refer to the final prospectus of Mercer Park Brand Acquisition Corp. dated May 6, 2021 for a discussion of risks related to the business of the Corporation. These risks and uncertainties are not the only ones facing the Corporation.

5.2            Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Further information regarding the matters described in this report may be obtained from:

Kyle Kazan

Chief Executive Officer, Glass House Brands Inc.

3645 Long Beach Boulevard

Long Beach, California 90807

kyle@glasshousegroup.com

Item 9	Date of Report

July 5, 2021